United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 00017378

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             VITRO DIAGNOSTICS, INC.
                              --------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                   928501-30-3
                                  -----------
                                 (Cusip Number)


Lloyd Hansen, 2646 SW Mapp Road, Suite 304, Palm City, FL 34990
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 29, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13- d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D

CUSIP NO.: 928501-30-3


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Lloyd Hansen
         2646 SW Mapp Road, Suite 304,
         Palm City, FL 34990
         ###-##-####

2.       Check the Appropriate Box if A Member of a Group*

                  a /X/
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

                  State of TN, USA

7.       Sole Voting Power

         1,280,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         1,280,000

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         19.9% @ December 31, 1998

14.      Type of Reporting Person

         IN

Item 1.           Security & Issuer

         This statement relates to common shares of Vitro Diagnostics, Inc., 8100 Southpark Way, Bldg. B-1, Littleton, CO 80120

Item 2.

         a.       Lloyd Hansen

         b.       2646 SW Mapp Road, Suite 304, Palm City, FL 34990

         c. Mr. Hansen is a business man whose principal occupation is as President of Nortek, Inc.

         d. The reporting person nor any of its managers have during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.           Source and Amount of the Funds

         Personal funds of Reporting Party.

Item 4.           Purpose of the Transaction

         The transaction was to purchase the controlling shareholders (Lloyd Fields) interest in Vitro Diagnostics, Inc. which constituted 56.85% of the outstanding common stock of Vitro Diagnostics, Inc. with World Wide Capital Investors, LLC (3,650,000 shares). Reporting Party, Lloyd Hansen, purchased 1,280,000 shares or 19.9% of the outstanding stock. There is no pooling arrangement for voting purposes and no cross-options or purchase agreements between World Wide Capital Investors, LLC. and Lloyd Hansen.

Item 5.           Interest in Securities of the Issuer

         a. 1,280,000 common shares (19.9%) of issuer as of December 31, 1998 are owned beneficially and of record by Reporting Party.

         b. Reporting party has sole power to vote 1,280,000 shares of common stock.

         c.       None.

         d.       Not Applicable

         e.       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in response to Items 4 and 5, and the Exhibits A, B, C, and D attached hereto are incorporated herein.

         The Reporting Person had an understanding with World Wide Capital Company, a purchaser of 1,280,000 shares (19.9%) of the common stock of Vitro Diagnostics, Inc., whereby they cooperated in the purchase of the total of 3,650,000 shares of the Vitro Diagnostics, Inc. from Lloyd Fields and each contributed cash to the purchase of the shares and divided the shares purchased pro rata. Mr. Hansen's shares may be included in any Registration Statement filed by World Wide Capital Investors, LLC.

Item 7.           Exhibits

         i)       Subscription Agreement
         ii)      Subscription Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: September 28, 1999               ----------------------------------------
                                        Lloyd Hansen